Filed by Gexa Corp.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934


                                                     Subject Company: Gexa Corp.
                                                    Commission File No.: 0-16179


This filing includes a notice form mailed to holders of warrants to purchase Gexa Corp.'s common stock to be mailed on May 20, 2005.


                                   GEXA CORP.
                          20 Greenway Plaza, Suite 600
                              Houston, Texas 77046

                                  May 20, 2005

                            NOTICE OF PROPOSED MERGER
                            -------------------------

To the Warrantholders of Gexa Corp.:

         Gexa Corp. ("Gexa") has entered into the Agreement and Plan of Merger (the "Merger Agreement") dated March 28, 2005 among FRM Holdings, LLC, WPRM Acquisition Subsidiary, Inc. ("WPRM"), FPL Group, Inc. ("FPL Group") and Gexa whereby at the effective time of the merger (the "Effective Time"), Gexa will merge with and into WPRM, and, as a result, will become an indirect wholly owned subsidiary of FPL Group (the "Merger"). A special meeting of the shareholders of Gexa will be held on or about June 17, 2005 to approve the Merger Agreement and the Merger. Gexa intends to proceed to consummate the Merger, which is expected to occur immediately following the approval of the Merger Agreement and Merger by Gexa's shareholders or as soon thereafter as all other conditions to closing under the Merger Agreement have been met.

         Once the Merger is complete, each warrant to purchase shares of Gexa common stock will be assumed by FPL Group. This means that each such warrant will be deemed to constitute a warrant to acquire shares of FPL Group common stock on the same terms and conditions pursuant to which such warrant was issued by Gexa.

         The number of shares of FPL Group common stock issuable upon exercise of each warrant and the exercise price at which such warrant may be exercised will be determined as follows:

     o the number of shares of FPL Group common stock to be subject to each warrant will be equal to the product (rounded to the fourth decimal place) of (x) the number of shares of Gexa common stock subject to the warrant, and (y) the exchange ratio (as determined under the Merger Agreement);

     o the exercise price per share of each warrant will be an amount (rounded to the nearest $0.01) equal to (x) the exercise price per share of Gexa common stock subject to the warrant divided by (y) the exchange ratio; and

     o fractional shares resulting from the adjustments summarized above will be eliminated.

         After the Merger is complete, FPL Group will deliver to the holder of each warrant a notice setting forth these adjustments.

         Further details regarding the Merger Agreement and the Merger and your rights under the Merger Agreement are set forth in the attached joint proxy statement/prospectus, which is incorporated herein by reference.


                                                              GEXA CORP.